Exhibit 99.1

ReNew Energy Global Plc announces the receipt of a best and final non-binding proposal from Masdar, CPP Investments, ADIA and Sumant Sinha

Gurugram, India; October 14, 2025: ReNew Global Energy Plc (“ReNew” or the “Company”) today announces that it has received a best and final non-binding proposal dated October 10, 2025 (the “Revised Proposal”), from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.15 per share. This represents an increase of US$1.08 per share, equivalent to 15.3%, from the initial non-binding proposal dated December 10, 2024. The Revised Proposal represents a 28.5% premium versus the undisturbed share price of US$6.34 on December 10, 2024, being the closing share price prior to the initial non-binding proposal becoming public and a 41.5% premium to the 30-day volume-weighted average price of US$5.76 per share (as of December 10, 2024)

As previously announced, the ReNew Board of Directors formed a Special Committee (“Special Committee”) led by Manoj Singh, the Lead Independent Director, consisting of the six independent non-executive ReNew Directors to consider the proposals received from the Consortium.

The Special Committee is in the process of evaluating the Revised Proposal alongside its independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP. Active discussions with the Consortium remain ongoing and the Special Committee will provide a conclusive update as soon as reasonably practicable.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the Revised Proposal received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this press release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding any proposal or offer received from the Consortium and uncertainty as to the pricing, timing or terms of any transaction with the Consortium or any other alternative transactions.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~18.2 GWs (+1.1 GWh BESS) on a gross basis as of August 13, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

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